SECURITIES AND EXCHANGE COMMISSION
                             Washington D.C.  20549

                                  SCHEDULE 13D

          Under the Securities Exchange Act of 1934 (Amendment No. 2)

                             Cade Industries, Inc.
                                (Name of Issuer)

                          Common Stock,$.001 par value
                         (Title of Class of Securities)

                                  127382-10-9
                                 (CUSIP Number)

                                 Molly F. Cade
                           c/o Cade Industries, Inc.
                                   Suite 120
                              2365 Woodlake Drive
                             Okemos, Michigan 48864
                                  517-347-1333
          (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                With a copy to:
                            Conrad G. Goodkind, Esq.
                                Quarles & Brady
                           411 East Wisconsin Avenue
                          Milwaukee, Wisconsin  53202
                                 (414) 277-5000

                                October 21, 1999

            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                                  SCHEDULE 13D

1.   Name of Reporting Person
     S.S. or I.R.S. Identification No. of Above Person
          Molly F. Cade

2.   Check the Appropriate Box if a Member of a Group
          (a)  [ ]  (b)  [ ]

3.   SEC Use Only

4.   Source of funds
          PF

5. Check Box if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
          [ ]

6.   Citizenship or Place of Organization
          United States
     Number of Shares Beneficially Owned by Each Reporting Person With:

7.   Sole Voting Power
          4,727,742 (includes 50,000 shares which may be acquired by options exercisable currently or within 60 days)

8.   Shared Voting Power
          -0-

9.   Sole Dispositive Power
          4,727,742 (includes 50,000 shares which may be acquired by options exercisable currently or within 60 days)

10.  Shared Dispositive Power
          -0-

11.  Aggregate Amount Beneficially Owned by Each Reporting Person
          4,727,742 (includes 50,000 shares which may be acquired by options exercisable currently or within 60 days)

12.  Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares
          [ ]

13.  Percent of Class Represented by Amount in Row (11)
          21.8%

14.  Type of Reporting Person
          IN

ITEM 1.  SECURITY AND ISSUER.

Name of Issuer and Address of Principal Executive Offices:

          Cade Industries, Inc.
          2365 Woodlake Drive, Suite 120
          Okemos, Michigan 48864

Title of Security to which this statement relates:

          Common Stock, $.001 par value ("Common Stock" )

ITEM 2.  IDENTITY AND BACKGROUND.

(a)-(c). This Amendment No. 2 to Schedule 13D is filed on behalf of Molly F. Cade, an individual with a business office c/o Cade Industries, Inc. at 2365 Woodlake Drive, Suite 120, Okemos, Michigan 48864. Ms. Cade is a director of Cade Industries, Inc. and is an educator for St. Michael's School.

(d) and (e). During the last five years Ms. Cade has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f).  Ms. Cade is a citizen of the United States.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Not Applicable.

ITEM 4.  PURPOSE OF THE TRANSACTION.

Cade Industries, Inc. (the " Company" ), United Technologies Corporation, a Delaware corporation ("Parent" ) and Sphere Corporation, a Wisconsin corporation (" Purchaser"), entered into an Agreement and Plan of Merger (the "Merger Agreement"), dated as of October 21, 1999. Pursuant to the Merger Agreement, the Purchaser is offering to purchase all of the outstanding shares of Common Stock of the Company, including the associated common stock purchase rights (the " Rights" ), issued pursuant to the Rights Agreement, dated as of August 4, 1998, as amended as of October 21, 1999, between the Company and Firstar Bank Milwaukee, N.A., as Rights Agent (the Common Stock and the Rights are referred to herein as the " Shares" ) at $5.05 per Share, net to the seller in cash (the " Offer" ). Following the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company and the Company will be the surviving corporation, unless Parent elects, in its sole discretion, to cause the Company to merge into Purchaser with Purchaser continuing as the surviving corporation (the "Merger" ). On the effective date of the Merger, each outstanding Share (other than Shares owned by Parent, Purchaser or any subsidiary of Parent, Purchaser or the Company or held in the treasury of the Company or held by shareholders who properly exercise dissenters' rights, if any), will by virtue of the Merger and without action by the holder thereof be canceled and converted into the right to receive an amount in cash equal to the per Share price paid pursuant to the Offer.

In order to induce the Parent and Purchaser to enter into the Merger Agreement, each of the directors of the Company, including Ms. Cade (each a " Shareholder" and collectively the " Shareholders" ), who own in the aggregate approximately 26.5% of the outstanding Shares on a fully diluted basis, entered into the Shareholder Option Agreement by and among the Shareholders and the Purchaser, dated as of October 21, 1999 (the "Shareholder Option Agreement"), pursuant to which Ms. Cade and each of the other Shareholders who are directors agreed to validly tender in the Offer and not withdraw all Shares beneficially owned by such Shareholder on the date of the Shareholder Option Agreement or subsequently acquired by such Shareholder.

Ms. Cade and each of the other Shareholders have granted Purchaser an irrevocable option to purchase all Shares owned by such Shareholder (the "Option Shares") at $5.05 per Share, exercisable at any time in whole or in part after (i) the occurrence of any event as a result of which the Parent is entitled to receive a termination fee under the Merger Agreement or (ii) such Shareholder shall have breached certain specified agreements contained in the Shareholder Option Agreement. Each such option is exercisable until the later of (i) the date that is 90 days after the date such option became exercisable and (ii) the date that is ten days after the date that all waiting periods under the Hart Scott Rodino Antitrust Improvements Act of 1976, as amended, or any non-United States competition or antitrust laws which Purchaser, in its sole discretion, determines are required for the purchase of such Shares have expired or been terminated. In the event that any person (other than Purchaser or any of its affiliates or any Shareholder or any of its affiliates) acquires a majority of the outstanding Shares, prior to the termination of the Shareholder Option Agreement, in a tender offer or exchange offer by such person to acquire, or a merger involving the acquisition of, all outstanding Shares at a consideration per Share in excess of $5.05, the exercise price for the Option Shares shall be increased by 50% of the amount of such excess. If an option has been exercised and the Option Shares acquired from a Shareholder by Purchaser prior to such an acquisition, Purchaser shall, within ten days following such date, pay to such Shareholder an amount in cash equal to the amount of such excess multiplied by the number of such Option Shares. If the consideration in such tender or exchange offer or merger includes securities, such securities shall be deemed to have a value equal to the amount that would actually have been received in an orderly sale of such securities commencing on the first business day following actual receipt of such securities, in the written opinion of an investment banking firm of national reputation selected by Purchaser and reasonably satisfactory to the Shareholder.

Ms. Cade and each of the other Shareholders have agreed that at any meeting of the shareholders of the Company or in connection with any written consent of the shareholders of the Company, such Shareholder will vote (or cause to be voted) all Shares held of record or owned by such Shareholder (i) in favor of the Merger and the Merger Agreement and the Shareholder Option Agreement and (ii) against any offer or proposal which is structured to permit any person or group to acquire beneficial ownership of any material portion of the assets of, or at least 5% of the equity interest in, or businesses of, the Company pursuant to a merger, consolidation or other business combination, sale of shares of capital stock, sale of assets, tender offer or exchange offer or similar transaction, including any single or multi-step transaction or series of related transactions, in each case other than the Offer and the Merger ("Acquisition Proposal" ) and against any action or agreement that would impede or frustrate the Shareholder Option Agreement or result in a breach in any respect of any obligation or agreement of the Company under the Merger Agreement or which would result in any of the conditions to the Merger or the Offer not being fulfilled. Each such Shareholder irrevocably granted to and appointed Purchaser as such Shareholder's proxy and attorney-in-fact to vote the Shares owned by such Shareholder, or grant a consent or approval in respect of such Shares, in the manner specified above.

Ms. Cade and each of the other Shareholders have agreed that, except as provided by the Merger Agreement and the Shareholder Option Agreement, such Shareholder will not (i) offer to transfer, transfer or consent to any transfer, (ii) enter into any contract, option or other agreement or understanding with respect to any transfer, (iii) grant any proxy, power-of-attorney or other authorization or
(iv) deposit into a voting trust or enter into a voting agreement or arrangement, each with respect to any or all Shares beneficially owned by such Shareholder.

Ms. Cade and each of the other Shareholders have agreed that such Shareholder shall not encourage, solicit, initiate or participate in any way in any discussion or negotiation with, or provide information or otherwise take any action to assist or facilitate, any person concerning any Acquisition Proposal. Each Shareholder has agreed to cease any such existing activities and to immediately communicate to Purchaser the terms of any Acquisition Proposal.

Ms. Cade and each of the other Shareholders have waived any rights of appraisal or rights to dissent from the Merger.

The Shareholder Option Agreement with respect to Ms. Cade and each of the other Shareholders shall terminate upon the earliest of (i) the effective time of the Merger, (ii) April 30, 2000 or, if the Option is exercisable at April 30, 2000, such later date as the Option shall no longer be exercisable, and (iii) termination of the Merger Agreement, unless either (A) Parent is or may be entitled to receive a termination fee under the Merger Agreement following such termination or (B) prior to such termination such Shareholder has breached certain specified agreements contained in the Shareholder Option Agreement.

The Shareholder Option Agreement is incorporated herein by reference to  Exhibit
(c)(2) of Schedule 14D-9 as filed by the Company with the Securities and Exchange Commission on October 21, 1999. The description of the Shareholder Option Agreement set forth herein does not purport to be complete and is qualified in its entirety by the provision of the actual agreement.

Except pursuant to the terms of the Shareholder Option Agreement (incorporated by reference herein) and as set forth herein, Ms. Cade has no plans or proposals which would result in the acquisition or disposition of securities of the Company or a transaction of the type described in Items 4(a)-(j).

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b). As reported in the original Schedule 13D, Ms. Cade acquired shares of Common Stock as a result of the death of her husband in 1986. Ms. Cade holds directly, with sole voting and dispositive power, 4,677,742 shares of Common Stock and has options exercisable currently or within 60 days for 50,000 shares of Common Stock. Her husband owns 16,200 shares of Common Stock, as to which Ms. Cade disclaims beneficial ownership. Ms. Cade's child owns 72,450 shares of Common Stock, as to which Ms. Cade disclaims beneficial ownership. This total of 4,727,742 shares represents approximately 21.8% of the outstanding Shares of the Company.

(c). Except for the execution and delivery of the Shareholder Option Agreement, there have been no transactions by Ms. Cade with respect to the Company Common Stock during the 60 days preceding the date of this Schedule 13D.

(d).  Not Applicable.

(e).  Not Applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

Except for the Shareholder Option Agreement (described in Item 4 above), which is incorporated by reference in this Amendment No. 2 to Schedule 13D, and agreements referred to or contained therein, there are no contracts, arrangements, understandings or relationships between Ms. Cade and any other person with respect to any securities of Cade Industries, Inc.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Shareholder Option Agreement, incorporated herein by reference to the Shareholder Option Agreement filed as exhibit (c)(2) of Schedule 14D-9 as filed by the Company with the Securities and Exchange Commission on October 21, 1999.

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

November 1, 1999

                                MOLLY F. CADE

                                /s/ Molly F. Cade
                                ------------------------------------------------